UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

August 10, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SMART RX SYSTEMS INC

File No. 24-11384 - CTR# 37546

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SMART RX SYSTEMS INC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form 1-A filed on December 15, 2020.

Based on representations by SMART RX SYSTEMS INC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public:

> Exhibit 6.5
> Exhibit 6.6

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Secretary